                                                            EXHIBIT 99.27(d)(11)

NORTHSTAR LIFE                                   POLICYHOLDER CONTRIBUTION RIDER

Northstar Life Insurance Company - University Corporate Centre at Amherst - Suite 424 - 100 Corporate Parkway - Amherst, New York 14226

GENERAL INFORMATION

This rider amends the group policy to which it is attached. This rider is subject to every term, condition, exclusion, limitation, and provision of the group policy unless otherwise expressly provided for herein.

WHAT DOES THIS RIDER PROVIDE?

This rider allows a policyholder to pay for a portion or all of the monthly charges under the policy without affecting the account value under the policy which may accumulate due to employee paid net premiums.

PREMIUMS

HOW WILL PREMIUMS BE ALLOCATED?

The portion of the net premium paid by the policyholder which is to cover the charges designated by the policyholder will be paid through the guaranteed account. The remaining portion of the premium will be allocated to the guaranteed account and/or to the sub-accounts of the separate account, according to the allocation elected in the application for coverage, or as subsequently changed by the owner.


HOW WILL CHARGES BE ASSESSED AGAINST THE ACCOUNT VALUE?

The charges which are to be paid by the policyholder will be deducted from the guaranteed account value on the same day the policyholder paid premium designated to cover those charges is received. Any remaining charges to be assessed against the account value will be deducted on the certificate date and on each succeeding certificate monthly anniversary according to the terms set forth in the group policy to which this rider is attached.

TERMINATION

This rider will terminate on the earlier of:

         (1)      the date the policyholder requests termination of this rider;
                  and
         (2)      the date the group policy terminates.


Dennis E. Prohofsky                                 Robert L. Senkler
Secretary                                                   President




96-19988                                                        Northstar Life 1